Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main Fax	212.407.4000 212.407.4990

May 7, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ameen Hamady Jennifer Monick Kibum Park David Link

Re: Genesis Growth Tech Acquisition Corp.

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A

Filed April 22, 2024

File No. 001-41138

Ladies and Gentlemen:

On behalf of Genesis Growth Tech Acquisition Corp. (the “Company”), we are hereby responding to the letter dated May 1, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A, filed on April 22, 2024, File No. 001-41138 (the “Proxy Statement”). In response to the Comment Letter and to update certain information in the Proxy Statement, the Company is filing amendment No. 4 to the Proxy Statement (the “Amendment No. 4”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A

General

1.	We note your response to prior comment 1 and your statement that “Genesis Sponsor and its affiliates’ total potential ownership interest in the combined company would be $2,823,797,750.” Please revise to address the assumptions made by the company in presenting the $2.8 billion valuation. We note that the portfolio of patent assets and other intellectual property was purchased for $21 million and that the company is only in the process of preparing to commercialize those assets and, to date, the company has not generated any revenues.

RESPONSE: In response to the Staff’s comment, the Company conducted a valuation of the Post-Combination Company's Class A ordinary shares using a Black -Scholes option pricing model. Genesis SPAC assigned a valuation of the Post-Combination Company at $21 million (based on the Mindmaze IP Purchase Price) and treated the $21 million debt obligation as a senior preferred security with a $21 million liquidation preference. Given the uncertainty surrounding the closing of the Business Combination, future fundraising efforts, and future operations and profitability of the Contributed Assets, Genesis SPAC then applied a 50% probability of dissolution or non- continued operations scenario, in which equity holders would be holding shares worth $0 per Class A ordinary share, while a 50% probability of upside potential of the patent portfolio was given a $0.006 per Class A ordinary share value. This method resulted in a probability weighted value per Class A ordinary share of $0.003. Accordingly, the Company has revised the disclosure on pages 13, 27, 44 and 73 of Amendment No. 4 to reflect such valuation (including assumptions made) and total potential ownership interest of Genesis Sponsor.

Summary

Anticipated Accounting Treatment, page 28

2.	We note your revisions to your filing in response to prior comment 3. Specifically, we note you have reflected the Warrant Exchange Agreement as a deemed dividend of approximately $2.6 billion. Please address the following:

●	Please tell us how you determined the value of the 221,281,250 Class A shares should be based on the trading price. Within your response, please address your consideration of the number of shares to be issued (i.e. 221,281,250 Class A shares) relative to the number of currently outstanding shares (i.e. 81,520 Class A shares and 6,325,000 Class B shares). Please also address your consideration of the relatively limited operations of your business to date. Finally, please address what consideration you gave to the lack of revenue-producing activity of the Contributed Assets prior to the transaction and that such assets have not yet been monetized by MindMaze or by Genesis Sponsor, as you have represented to us in your response to our comment 1 from our letter dated January 12, 2024.

RESPONSE: The Company respectfully refers the Staff to its response to Comment 1 above. Accordingly, the Company has revised the disclosure to value the Class A Shares at $0.003 per share, based upon a probability weighted expected return.

●	Please tell us how you determined the Warrant Exchange Agreement should be reflected as a deemed dividend and not as compensation. In this regard, please tell us what consideration you gave to such transaction being compensation to the sponsor (i.e. a finder’s fee) for the Business Combination. Within your response, please reference any authoritative accounting literature management relied upon.

RESPONSE: The Company has reevaluated the accounting treatment of the Warrant Exchange Agreement and has determined that it will be accounted for as a Warrant Modification Recognized as Compensation pursuant to ASC 815-40-55-52 and expensed pursuant to ASC 718-20-35. The Company has accordingly revised the disclosure at pages 28 and 74 of Amendment No. 4.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP